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                            March 6, 2023

       Dr. Adi Zuloff-Shani
       Chief Executive Officer
       Clearmind Medicine Inc.
       101     1220 West 6th Avenue
       Vancouver, British Columbia V6H1A5

                                                        Re: Clearmind Medicine
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
February 21, 2023
                                                            CIK No. 0001892500

       Dear Dr. Adi Zuloff-Shani:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1, submitted on February 21, 2023

       Cover Page

   1. Please revise your disclosure to include all of the information that is required by Item
                                                        501(b)(8)(iii) of
Regulation S-K, including the date that the offering will end.
                                                        Additionally, we note
your disclosure that the placement agent expects to deliver the
                                                        Common Shares on or
about a certain date. Please disclose whether this offering will end in a single closing.
   2. Please revise the heading to reflect that you are also offering 4,054,100 Common Shares underlying the Common
Warrants.
 Dr. Adi Zuloff-Shani
FirstName
Clearmind LastNameDr.
           Medicine Inc. Adi Zuloff-Shani
Comapany
March      NameClearmind Medicine Inc.
       6, 2023
March2 6, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Joe McCann on 202-551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      David A. Huberman